Exhibit 4a

Moody’s Global Legal Structure

12/31/2021



Moody's Corporation (Delaware)
98%
Moody's Group Holdings, Inc. (Delaware)
Acquire Media U.S., LLC (Delaware)
Moody's Overseas Holdings Inc. (Delaware)
Moody's Shared Services, Inc. (Delaware)
Moody's Capital Markets Research,Inc (Delaware)
DVBS, Inc. (Delaware)
Moody's Advisors Inc. (Delaware)
Moody's Risk Assessments Holdings LLC (Delaware)
Moody's Investors Service Inc. (Delaware)
Additional Subsidiaries on page 2
Moody's Analytics, Inc. (Delaware)
Yellow Maple II B.V. (Netherlands)
Moody's (UK) Limited (UK)
Moody's Investors Service España SA (Spain)
Moody's Israel Holdings Inc. (BVI)
Moody's International LLC (Delaware)
Moody's Canada Inc. (Canada)
Moody's Local BR Agência de Classificação de Risco Ltda. (Brazil)
Moody's Analytics do Brasil Soluções para Gerenciamento de Risco de Crédito Ltda (Brazil)
Moody's Analytics Canada Inc. (Canada)
Moody's de México, S.A. de C.V., I.C.V. (Mexico)
Moody's Analytics Global Education (Canada) Inc. (Canada)
Administración de Calificadoras, S.A. de C.V. (Mexico)
99.8%
MIS Support Services CR Sociedad de Responsabilidad Ltda. (Costa Rica)
Moody's Risk Assessments, Inc. (Delaware)
Bureau van Dijk Electronic Publishing Inc. (New York)
Bureau van Dijk Publicaçao Eletronica Ltda. (Brazil)
99%
Bureau van Dijk Electronic Publishing S.A. de C.V. (Mexico)
51%
Midroog Ltd. (Israel)
Moody's Financing (BVI) Limited (BVI)
Moody's Latin America Holding Corp. (BVI)
MIS Brazil Servicos Tecnicos Ltda. (Brazil)
Omega Performance Corp./ S.C.C. À Rendement Omega (Canada)
Moody's Local (Chile) SpA (Chile)
Moody's Finance (BVI) Ltd. (BVI)
Moody's Group Holdings (BVI) Limited (BVI)
MIS Quality Management Corp. (Delaware)
Moody's Assureco Inc. (Delaware)
Bureau van Dijk Electronic Publishing S.A. de C.V. (Argentina)
Moody's EMEA Financing (Cyprus) Ltd (Cyprus)
Moody's Group (Holdings) Unlimited (UK)
96.16%
Moody's Local AR Agente de Calificación de Riesgo S.A. (Argentina)
96.16%
MIS Argentina S.A. (Argentina)
Moody's Equilibrium II (BVI) Holding Corporation (BVI)
Moody's Equilibrium I (BVI) Holding Corporation (BVI)
Moody's Company Holdings (BVI) I Limited (BVI)
Moody's Assurance Company, Inc. (New York)
Moody's International (UK) Limited (UK)
99.99%
Moody's Local PA Calificadora de Riesgo S.A. (Panama)
Moody's Local PE Clasificadora de Riesgo S.A. (Peru)
Moody's Group NL B.V. (Netherlands)
Moody's Holdings NL B.V. (Netherlands)
MIS Asset Holdings Inc. (Delaware)
Catylist Inc. (Delaware)
Moody's Analytics Solutions, LLC (Delaware)
Lewtan Technologies, Inc. (Massachusetts)
GGYAXIS, Inc. (Delaware)
Omega Performance Corporation (California)
Cortera Inc. (Delaware)
Moody's Holdings LLC (Delaware)
Moody's Group Finance Ltd. (UK)
Yellow Maple Holding B.V. (Netherlands)
Catylist Consulting Inc. (Delaware)
Catylist Real Estate Software Inc. (Delaware)
Moody's Analytics Knowledge Services Solutions (US) Inc. (Delaware)
99.99%
Cortera Software Private Limited (India)
Moody's Group Cyprus Ltd. (Cyprus)
Bureau van Dijk Electronic Publishing B.V. (Netherlands)
Moody's Investors Service (BVI) Limited (BVI)
Moody's Financing (Cyprus) Ltd (Cyprus)
90%
Moody's Analytics Czech Republic s.r.o. (Czech Rep)
Moody's Investors Service Cyprus Limited (Cyprus)
Moody's Analytics (DIFC) Limited (UAE)
80.86%
Moody's Group UK Ltd. (UK)
Moody's Analytics (India) Private Limited (India)
Yellow Maple I B.V. (Netherlands)
Bureau van Dijk Electronic Publishing Pty. Ltd. (Australia)
Bureau van Dijk Electronic Publishing K.K. (Japan)
Bureau van Dijk Electronic Publishing Pte. Ltd. (Singapore)
Bureau van Dijk Electronic Publishing Hong Kong Limited (Hong Kong)
Bureau van Dijk Electronic Publishing LLC (Korea)
Bureau van Dijk Electronic Publishing Beijing Co., Ltd. (China)
Moody's Holdings (B.V.I.) Limited (BVI)
Moody's South Africa (B.V.I.) Limited (BVI)
Moody's Finance Company Ireland (Ireland)
Moody's Group Cyprus Ltd. Luxembourg Branch (Luxembourg)
Moody's Holdings Ltd. (UK)
Bureau van Dijk Editions Electroniques SRL (Belgium)
99%
Bureau van Dijk Electronic Publishing GmbH (Germany)
Bureau van Dijk Electronic Publishing Ltd. (UK)
Bureau van Dijk Editions Electroniques S.A.S. (France)
Bureau van Dijk Editions Electroniques Sàrl (Switzerland)
Bureau van Dijk Edizioni Elettroniche S.p.a (Italy)
Bureau van Dijk Electronic Publishing Beijing Co., Ltd. Shanghai Branch (China)
Moody's Investors Service South Africa (Pty) Limited (South Africa)
Bureau van Dijk Edizioni Elettroniche S.p.a Rome Branch (Italy)
Moody's Analytics UK Ltd. (UK)
Moody's Analytics Ireland Ltd. (Ireland)
Gilliland Gold Young Consulting Inc. (Canada)
Moody's Analytics Technical Services (UK) Ltd. (UK)
Moodys Analytics Knowledge Services (Jersey) Limited (Jersey)
Moody's Analytics Technical Services (Hong Kong) Ltd. (Hong Kong)
Acquire Media 1 UK Limited (UK)
Passfort Limited (UK)
Moody's Shared Services UK Ltd. (UK)
Moody's Risk Assessments Limited (UK)
Bureau van Dijk Electronic Publishing AB (Sweden)
Bureau van Dijk Electronic Publishing ApS (Denmark)
Bureau van Dijk Publicaciones Electronicas S.A. (Spain)
Bureau van Dijk Electronic Publishing GmbH (Austria)
Bureau van Dijk Electronic Publishing Unipessoal Lda. (Portugal)
Bureau van Dijk EP DMCC (UAE)
Bureau van Dijk Electroniq Publishing S.A. (Pty) Ltd. (South Africa)
Bureau van Dijk Editions Electroniques Sàrl, o.z (Slovakia)
Bogard AB (Sweden)
99.9%
Moody's Group France SAS (France)
Moody's Canada LP (Canada)
Moody's Analytics Knowledge Services (Singapore) Pte. Ltd. (Singapore)
Moody's Analytics Knowledge Services Holdings (Mauritius) Ltd (Mauritius)
Risk First Group Limited (UK)
RBA International Limited (UK)
99.94%
Vigeo SAS (France)
Zephus Ltd. (UK)
Bureau van Dijk Editions Electroniques Sàrl (Switzerland) Moscow (Russia)
Bureau van Dijk Editions Electroniques Sàrl (Switzerland)
Moody's Analytics SAS (France)
Moody's France SAS (France)
Moody's Lithuania UAB (Lithuania)
Moody's Analytics Knowledge Services Research (Mauritius) Ltd (Mauritius)
Risk First (Holdings) Limited (UK)
Vigeo Belgium NV (Belgium)
Vigeo Eiris Maroc (Morocco)
Vigeo Italia S.r.l (Italy)
Vigeo Eiris Hong Kong Limited (Hong Kong)
Vigeo Eiris Chile SpA (Chile)
Vigeo Eiris USA, LLC (Delaware)
Ethical Investment Research Services (EIRIS) Limited (UK)
Vigeo Eiris Singapore Pte. Ltd. (Singapore)
Moody's Investors Service (Nordics) AB (Sweden)
Moody's Group Deutschland GmbH (Germany)
Moody's Italia S.r.l. (Italy)
Moody's EMEA Holdings Limited (UK)
Moody's Investors Service Ltd. (UK)
Risk First Limited (UK)
Risk First Management Services Limited (UK)
Nile 6 LLP (UK)
Risk First (IP) Limited (UK)
Moody's Analytics Deutschland GmbH (Germany)
98.83%
Moody's Deutschland GmbH (Germany)
RealXData GmbH (Germany)
Moody's Investors Service EMEA Limited (UK)
Moody's Investors Service Middle East Limited (UAE)
MIS Limited Poland Branch (Poland)
MIS Limited Russian Branch (Russia)
Risk First Inc. (Delaware)
Skyval Limited (UK)
Moody's Deutschland GmbH, o.z. (Czech Republic)
RealXData GmbH Sucursal en Espana (Spain)
Moody's Investors Service Middle East Limited (Saudi Arabia)
US
Credit Rating Affiliates

† An oval indicates a branch. A triangle indicates a partnership.

†† Unless otherwise indicated, a parent company owns 100% of a subsidiary.

Exh bit 4a

Moody's Global Legal Structure

12/31/2021



Moody's Corporation (Delaware)
Moody's Overseas Holdings Inc. (Delaware)
Regulatory DataCorp, Inc. (Delaware)
98%
Moody's Group Holdings, Inc. (Delaware)
Moody's Asia Pacific Ltd. (Hong Kong)
Moody's Group Japan G.K. (Japan)
Moody's Asia-Pacific Group (Singapore) Pte. Ltd. (Singapore)
Moody's Shared Services India Private Limited (India)
Four Twenty Seven Inc. (Delaware)
Regulatory DataCorp Private Limited (Singapore)
Moody's Analytics, Inc. (Delaware)
DMG US Investments Inc. (Delaware)
DMGT US, Inc. (Delaware)
Risk Management Solutions Holdings Inc. (Delaware)
Risk Management Solutions Inc. (California)
Moody's (China) Limited (China)
Moody's Credit Ratings (China) Limited (China)
Moody's (Japan) K.K. (Japan)
Moody's Analytics Japan K.K. (Japan)
Moody's SF Japan K.K. (Japan)
G.K. Four Twenty Seven Japan (Japan)
Four Twenty Seven France SAS (France)
Moody's Company Hong Kong Ltd. (Hong Kong)
Moody's Investors Service Hong Kong Ltd. (Hong Kong)
Moody's Analytics Hong Kong Ltd. (Hong Kong)
Moody's Investors Service (Be jing), Ltd. (China)
Moody's Singapore Pte Ltd (Singapore)
Moody's Investors Service (Korea) Inc. (Korea)
Moody's Information Consulting (Shenzhen) Co. Ltd. (China)
98%
Moodys Analytics (Tha land) Co., Ltd. (Thailand)
RMS Worldwide, Inc. (California)
RMS UK Holdings, Inc. (Delaware)
RMS Japan Corporation (Japan)
Risk Management Solutions (Bermuda) Ltd. (Bermuda)
Moody's China (B.V.I.) Limited (BVI)
Moody's Investors Service (Be jing), Ltd. Shanghai Branch (China)
Moody's Information Consu ting (Shenzhen) Co. Ltd. Shanghai Branch (China)
Moody's Information Consulting (Shenzhen) Co. Ltd. Beijing Branch (China)
Risk Management Solutions (Beijing) Limited (China)
Risk Management Solutions Limited (UK)
RMS UK Risk Management Solution Limited (Switzerland)
Moody's Analytics Taiwan Co., Ltd. (Taiwan)
MIS Support Center Private Limited (India)
Moodys Analytics (Malaysia) Sdn. Bhd. (Malaysia)
Moody's Investors Service India Private Ltd. (India)
Moody's Analytics Korea Co., Ltd. (Korea)
Moody's Investors Service Singapore Pte Ltd. (Singapore)
Moody's Group Australia Pty Ltd (Australia)
Moody's Analytics Singapore Pte Ltd. (Singapore)
Korea Investors Service, Inc. (Korea)
67.05%
Moody's Mauritius Holdings Ltd. (Mauritius)
Moody's Investors Service Pty Limited (Australia)
Moody's Analytics Australia Pty. Ltd. (Australia)
52.5%
KIS Pricing, Inc. (Korea)
Moody's Investment Company India Private Limited (India)
31.67%
ICRA Limited (India)
51%
ICRA Nepal Limited (Nepa)
ICRA Lanka Limited (Sri Lanka)
99%
PT ICRA Indonesia (Indonesia)
ICRA Analytics Lim ted (India)
Pragati Development Consulting Services Ltd. (India)

US
Credit Rating Affiliates

† An oval indicates a branch. A triangle indicates a partnership.

†† Unless otherwise indicated, a parent company owns 100% of a subsidiary.

Exhibit 4b
Organizational Chart as of January 2022


President and Chief Executive Officer
President - Moody's Investors Service
SVP & Chief Human Resource Officer
SVP Risk Management & Audit
MD – Chief of Staff
SVP & Chief Financial Officer
EVP-General Counsel
Chief Information Officer
Chief Strategy Officer
MD – MIS Chief of Staff
MD – Credit Strategy & Standards/ Chief Credit Officer
MD-Global Ratings Operations & Controls
MD-Global Ratings & Research
MD-Chief Commercial Officer
MD - Head of MIS Regional Management
MD – Risk Management
MD – MIS Chief Technology Officer
MD – Global Methodology Review
MD – Global Methodology Development
MD – Global Strategy & Research
MD – Global Analytical Tools & Solutions
MD – Global Ratings & Process Oversight
AMD - Ratings Ops & Controls
MD – Rating Transaction Services
MD – Process Excellence
MD – Analytic Support
SVP-Senior Product Manager
MD – Global Financial Institutions
MD – Head of MIS Research
MD – Global Corporate Finance
MD – Global Sovereign/Sub Sovereigns
MD – Global Public, Project & Infrastructure Finance
MD – Global Structured Finance
MD – Global RRS
MD – MIS ESG
MD – Commercial Operations
MD – Global Head Of Relationship Management
MD – Global Head of Value Proposition & Market Strategy
MD – Global Pricing & Commercial Product Management
MD - Regional Head Asia Pac
MD – Regional Head EMEA
MD – Regional Head Latin America
AMD-Head of Strategy, Regional Management
SVP – Risk Management Analytics & Reporting
SVP – Risk Governance
SVP – Risk Management
SVP - Risk Management Americas
SVP - Risk Management APAC
SVP - Risk Management EMEA
MD – Technology Delivery
MD – Head of App Development
MD – Product Management
MD – MIS Technology Risk Management
MD – Data Strategy & Management
MD – Technology Delivery
MD – Technology Delivery
MD – Stakeholder Sustainability
MD – Head of Financial Planning & Analysis
MD – Financial Transformation, GBS and Analytics
MD – Global Head of ESG
MD – Head of International
MD – Head of Investor Relations
Chief Accounting Officer and Controller
SVP – Global Head of IP, Technology Transactions & Privacy
DGC – Litigation and Employment
MD – DGC EMEA
MD – MIS Americas/Asia Pacific
Corporate Secretary and Associate General Counsel
Chief MCO Compliance Officer
MD DCO – Americas / Global Coordination
MD DCO – MIS Asia Pac
MD DCO – MIS EMEA
MD DCO-MA/DCO Shared Services
MD – Surveillance and Controls
MD – Training and Policies
SVP – Global Investigations
SVP – Global HR Technology
SVP Manager – Program Management
Chief Info Security Officer
MD – Info Technology Operations
MD – Sales Integration Solutions
MD – Procurement & Sourcing
MD – Enterprise Data
MD – Global Corporate Affairs
MD – Corp Development, Strategy
SVP – Corporate Development
MD – Corporate Development
MIS Ratings Organization Chart Key:
EVP: Executive Vice President
MD: Managing Director
AMD: Associate Managing Director
SVP: Senior Vice President
VP: Vice President
Asia Pac: Asia Pacific
EMEA: Europe Middle East Africa
LATAM: Latin America
MCO: Moody's Corporation
MIS: Moody's Investors Service
MSS: Moody's Shared Service
DCO: Designated Compliance Officer
DGC: Division General Counsel